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Eli Dent · 2nd

Founder of Kickit - An Ancient Game w/ a Modern Soccer Twist

Greater Chicago Area · Contact info

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Kickit

College of Charleston

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CofC



Debut game for CofC

First game of the season in my Junior year at CofC. Also Marks my first goal for the...



USC

Goal for USC M

Experience

Founder and CEO

Kickit

Jun 2016 – Present · 5 yrs

Charleston, South Carolina Area

After 3+ years with www.thesidekik.com we have officially launched a new brand and product line which can be found at www.kickit.net - Where Soccer meets Badminton!

- Evaluated and assessed soccer product retail industry needs which in turn led to the creation of a soccer juggling product (The Sidekik) that better leveraged fan mindshare
- Oversaw the marketing and development of nationwide outreach for The Sidekik
- Increased the accessibility of soccer in general to better engage soccer fans
- Introduced and expanded product into 50 nationwide retail stores ...see more



Kickit - Where Soccer Meets Badminton!

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Co-Founder

Txtra

Apr 2017 – Apr 2019 · 2 yrs 1 mo

Charleston, South Carolina

www.txtra.io

Our mission is to drive innovation through customer feedback via SMS technology.

Account Executive
Connect Solutions, Inc.
Jan 2018 – Feb 2019 · 1 yr 2 mos

• Leverages portfolio of over 200 suppliers to provide turnkey technology solutions to end users and clients
• Provides services for the discovery, design, and delivery of customer solutions
• Consulting on IT Management and solutions assets to targeted verticals ...see more

Co-Founder
T.I.D.E.S. (Technology, Innovative Design, and Entrepreneurship Studio)
Feb 2016 – Nov 2016 · 10 mos
Towel Library, College of Charleston

Co-created an organization where students of all disciplines can come to collaborate on executing on their "million dollar idea." We all have those ideas, but not everyone knows where to start... until now! I designed the logo and helped organize our soft launch and official launch to help bring this from an idea to fruition. This organization is now home to ...see more

Co Founder
Storm Brothers Entertainment LLC
Oct 2012 – Nov 2016 · 4 yrs 2 mos

Storm Bros. Films has successfully produced award winning short films, commercials, and marketing collateral for digital media advertising.

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Education

College of Charleston
Bachelor's degree, Marketing and Entrepreneurship/Entrepreneurial Studies
2015 – 2017
Activities and Societies: National Society of Collegiate Scholars, Student Athlete.

Grant Cardone Sales Training University
Sales Certification, Selling Skills and Sales Operations
2018 – 2018

University of South Carolina-Columbia
Marketing
2013 – 2015
Activities and Societies: National Society of Collegiate Scholars, Student Athlete.